PINPOINT ADVANCE CORP.
4 Maskit Street
Herzeliya, Israel 46700

January 6, 2009

Via EDGAR
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549

Re:	Pinpoint Advance Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for Quarter Ended March 31, 2009
Form 10-Q for Quarter Ended June 30, 2009
Form 10-Q for Quarter Ended September 30, 2009
File No. 000-52562

Dear Ms. Jenkins:

This letter is being filed by the Company in response to SEC staff (the “Staff”) comments received by the Company in a letter dated December 9, 2009 (the “Comment Letter”) with respect to the Form 10-K filed by the Company for the Company’s fiscal year ended December 31, 2008 and the Company’s Forms 10-Q filed for each of the three quarters ended March 31, June 30 and September 30, 2009.

For the Staff’s convenience, we have repeated the Staff’s comments in bold below followed by the Company’s response to aid in your review.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 19

1.           Please confirm to us in future Exchange Act filings you will provide a statement, if true, in substantially the following form to comply with Item 308(T)(a)(4) of Regulation S-K as follows:  “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

We hereby confirm to the Staff that the Company will provide a statement substantially in the form set forth above (and in the Comment Letter) in future Exchange Act filings.

Form 10-Q for Quarter Ended March 31, 2009
Form 10-Q for Quarter Ended June 30, 2009
Form 10-Q for Quarter Ended September 30, 2009

Section 302 Certifications

2.           We note your Section 302 certifications do not comply with Item 601(31) of Regulation S-K in the following respect:

•           The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

Please confirm to us in future Exchange Act filings that you will revise your Section 302 certifications to address the issue noted above

We hereby confirm to the Staff that the Company will provide the Section 302 certifications in future filings to address the issue noted above.

The Company hereby further acknowledges:

•  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact myself at 011-972-995-00245, or via fax at 011-972-995-70894, or contact Company counsel, Adam Mimeles, Esq., of Ellenoff Grossman & Schole at (212) 370-1300 if you have any further questions or concerns.

Sincerely,

/s/ Ronen Zadok
Ronen Zadok
Chief Financial Officer